KD 3/21

06004851

SECU[illegible] [illegible]ISSION

AB 3/17/06

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spyglass Trading, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Road, Suite 440
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Greer (214) 692-3662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 27 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/26/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SPYGLASS TRADING, L.P.

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Spyglass Trading, L.P.

We have audited the accompanying statement of financial condition of Spyglass Trading, L.P. (the Partnership) as of December 31, 2005, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spyglass Trading, L.P. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2006

SPYGLASS TRADING, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
Cash and cash equivalents	$3,008,098
Commissions receivable from clearing broker	238,414
Vanguard GNMA Fund, 58,063.667 shares (cost – $615,620)	598,056
Deposit with clearing broker	102,535
Property and equipment, net	99,065
Other assets	51,366
Due from affiliates	54
Total assets	$4,097,588
LIABILITIES	
Accounts payable and accrued expenses	$ 19,393
Commissions payable	65,601
Total liabilities	84,994
PARTNERS' CAPITAL	
General Partner	40,126
Limited Partners	3,972,468
Total partners' capital	4,012,594
Total liabilities and partners' capital	$4,097,588

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

REVENUE	
Commissions from clearing brokers	$3,937,890
Interest and dividends	118,382
Realized gain on investment	48,553
Change in unrealized (loss) on investments	(62,698)
Other income	22,500
Total revenue	4,064,627
EXPENSES	
Commissions	691,574
Exchange fees	42,453
Payroll and related expenses	1,861,889
Operating expenses	123,590
Occupancy expenses	142,301
Professional fees	115,903
Depreciation expense	56,981
Travel and entertainment	11,843
Communications and data processing	65,947
Total expenses	3,112,481
NET INCOME	$ 952,146

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2005

	General Partner	Limited Partners	Total
Partners' capital December 31, 2004	$ 40,855	$ 4,044,593	$ 4,085,448
Net income	9,521	942,625	952,146
Distributions to partners	(10,250)	(1,014,750)	(1,025,000)
Partners' capital December 31, 2005	$ 40,126	$ 3,972,468	$ 4,012,594

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows provided by operating activities	
Net income	$ 952,146
Adjustments to reconcile net income to net cash provided by operating activities	
Change in unrealized (loss) on investments	62,698
Realized gain on investment	(48,553)
Depreciation expense	56,981
Loss on disposal of property and equipment	66
Increase in commissions receivable from clearing broker	(101,784)
Decrease in other commissions receivable	251,756
Increase in deposit with clearing broker	(2,103)
Decrease in interest receivable	15,583
Increase in other assets	(28,801)
Decrease in due from affiliates	1,388
Decrease in accounts payable and accrued expenses	(20,921)
Decrease in commissions payable	(52,210)
Net cash provided by operating activities	1,086,246
Cash flows provided by investing activities	
Purchases of property and equipment	(9,593)
Purchases of investments	(27,681)
Sale of investment	498,750
Net cash provided by investing activities	461,476
Cash flows used in financing activities	
Distributions to partners	(1,025,000)
Net increase in cash and cash equivalents	522,722
Cash and cash equivalents	
Beginning of year	2,485,376
End of year	$ 3,008,098

See accompanying notes.

SPYGLASS TRADING, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 1. THE PARTNERSHIP

Spyglass Trading, L.P. (the "Partnership") was organized on January 29, 1997 under the laws of the state of Texas. The General Partner of the Partnership is Rainbow Trading Corporation, which conducts and manages the business of the Partnership. The Partnership is a broker and dealer in securities registered with and regulated by the United States (U.S.) Securities and Exchange Commission (SEC) and is a member firm of the National Association of Securities Dealers, Inc. (NASD). The Partnership does not hold funds or securities for customers and does not carry accounts of or for customers, but simply places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Partnership operates under the (k)(2)(ii) exempt provisions of rule 15c3-3 of the SEC. The Partnership earns other commissions on a percentage of sales compensation received from an unaffiliated broker dealer to whom the Partnership refers investors.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Partnership's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management. Commission revenue from the clearing brokers and commission expense are recognized on a trade date basis. Other commissions are recognized on the accrual basis. The Vanguard GNMA Fund investment is stated at market value at the date of the statement of financial condition. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

B. Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and brokers and investments in money market mutual funds.

C. Income Taxes

The Partnership is not a taxpaying entity for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Partnership prepares calendar year information tax returns and reports to the partners their allocable shares of the Partnership's income and expenses.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided for over the estimated useful lives of the assets using the straight-line method with lives that range from 3 to 5 years.

E. Partners' Capital Allocations

The income and expenses of the Partnership are allocated to the partners in proportion to their respective ownership percentages.

Note 3. DEPOSIT WITH CLEARING BROKER

The Partnership entered into an agreement with a clearing broker which requires a minimum restricted cash deposit of $100,000. Due to the restricted nature of the cash deposit, it is not considered a cash equivalent for financial statement purposes.

Note 4. PROPERTY AND EQUIPMENT

At December 31, 2005, the Partnership's property and equipment consisted of:

Furniture and equipment	$ 256,239
Leasehold improvements	67,191
	323,430
Accumulated depreciation	(224,365)
Property and equipment, net	$ 99,065

Note 5. LEASE OBLIGATION

The Partnership leases office facilities in Dallas, Texas, under a noncancelable operating lease which was renewed in October 2001 and expires in 2007. The future minimum lease payments under this operating lease are as follows:

2006	$ 125,024
2007	31,256
	$ 156,280

Rent expense under this office lease aggregated $118,260 for the year ended December 31, 2005.

Note 6. RELATED PARTY TRANSACTIONS

The Partnership has made advances to affiliates aggregating $54 at December 31, 2005.

A significant portion of the Partnership's revenue comes from trading for limited partnerships and other customers affiliated with the General Partner.

Note 7. CREDIT RISK

The Partnership has assets on deposit with various financial institutions. In the event of a financial institution's insolvency, recovery of Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 8. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2005, the Partnership has net capital of $754,801, which is $654,801 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital is 0.11 to 1.

Additionally, the Partnership's clearing broker requires that the Partnership maintain minimum net capital of at least $250,000. At December 31, 2005, the Partnership has net capital of $754,801, which is $504,801 in excess of its required net capital.

Note 9. INDEMNIFICATIONS

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

Note 10. SUBSEQUENT EVENT

On January 13, 2006, the Partnership notified the SEC and NASD of its intent to distribute $2,020,202 on January 17, 2006 to the partners. Such distribution was made to the partners in proportion to their respective ownership percentage.

SUPPLEMENTARY INFORMATION

SPYGLASS TRADING, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Total partners' capital	$ 4,012,594
Deduct items not allowable for net capital purposes	
Non-allowable assets	(3,215,929)
Charges for securities owned, pursuant to SEC rule 15c3-1	(41,864)
Net capital	$ 754,801
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 5,666
Minimum regulatory dollar net capital requirement	$ 100,000
Net capital shown above	$ 754,801
Minimum net capital requirement	100,000
Excess net capital	$ 654,801
Total aggregate indebtedness (total liabilities)	$ 84,994
Percentage of aggregate indebtedness to net capital	11 %
Reconciliation with Partnership's computation:	
Net capital as reported by the Company in Part II A of Form X-17a-5 as of December 31, 2005 (unaudited)	$ 2,697,238
Items not allowable for net capital	(1,942,437)
Net capital shown above	$ 754,801

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2005 is as follows:

Total liabilities	$ 84,994
Less indebtedness adequately collateralized by cash	0
Aggregate indebtedness	$ 84,994

SPYGLASS TRADING, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

The Partnership does not file information in accordance with rule 15c3-3, as it is a broker-dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, Spyglass Trading, L.P. claims the (k)(2)(ii) exemption in relation to rule 15c3-3.

SPYGLASS TRADING, L.P.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
Spyglass Trading, L.P.

In planning and performing our audit of the financial statements and supplementary information of Spyglass Trading, L.P. (the Partnership), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control nor for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control, that we consider to be material weaknesses as defined above.

However, we noted that in making the periodic computations of net capital under rule 15c3-1 during the year ended December 31, 2005, management of the Partnership included assets in the proprietary account of an introducing broker ("PAIB") as allowable when the Partnership had not met all of the requirements necessary to treat such PAIB assets as allowable. This overstatement of allowable assets did not affect the Partnership's ability to meet its net capital requirements. We have been informed by management that they will no longer include PAIB assets as allowable in the periodic computation of net capital until such time as all requirements necessary to treat such PAIB assets as allowable have been met.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2006

SPYGLASS TRADING, L.P.

ANNUAL REPORT

December 31, 2005